UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT PURSUANT TO
SECTION 14(F) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

___________________________

VICTORY DIVIDE MINING COMPANY
___________________________
(Name of Registrant)

Nevada	0-52127	20-4136884
(State of Incorporation)	(Commission File No.)	(IRS Employer Identification Number)

211 West Wall Street, Midland, TX 79701
(Address of Principal
Executive Offices)

(432) 682-1761
(Registrant’s Telephone Number)

Glenn A. Little
211 West Wall Street
Midland, Texas 79701-4556
(432) 682-1761
  (Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

We Are Not Asking You for a Proxy and
You Are Required Not to Send Us a Proxy

VICTORY DIVIDE MINING COMPANY
 211 West Wall Street,
Midland, Texas 79701-4556

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Rule 14f-1 Thereunder

Notice of Change in the
Majority of the Board of Directors

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of Victory Divide Mining Company (the “Company”) at the close of business on October 3, 2007 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that Act in order to effect a change in majority control of the Company’s Board of Directors other than by a meeting of stockholders. This Information Statement is being distributed on or about October 10, 2007.

NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

On October 3, 2007, the Company entered into and consummated a share exchange agreement (the “Share Exchange Agreement”) with Winner State Investments Limited (“Winner State (BVI)”), a company incorporated under the laws of the British Virgin Islands, and Yang Miao, Ying Zhang and Fang Chen, the shareholders of Faith Winner Investments Limited (“Faith Winner (BVI)”), a company incorporated under the laws of the British Virgin Islands. Pursuant to the Share Exchange Agreement, the Company received all the issued and outstanding shares of Faith Winner (BVI) from Winner State (BVI), Miao Yang, Ying Zhang and Fang Chen in exchange for 18,500,000 shares of the Company’s newly issued $0.001 par value common stock (the “Share Exchange”).

Faith Winner (BVI) owns all the equity interest of Faith Winner (Jixian) Agriculture Development Company Limited (“WFOE”), a company incorporated under the laws of the People’s Republic of China (“PRC”). WFOE has entered into a series of contractual agreements with Heilongjiang Yanglin Soybean Group Co., Ltd (“Yanglin”), a company incorporated under the laws of the PRC, which essentially gives WFOE control over Yanglin’s business and management as if Yanglin were a wholly-owned subsidiary of WFOE. Yanglin is in the business of manufacturing and selling non-genetically modified soybean products, primarily, soybean oil, salad oil and soybean meal.

As a result of the consummation of the Share Exchange Agreement, (i) the Company has ceased to be a shell company as that term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended, (ii) Faith Winner (BVI) is now a wholly-owned subsidiary of the Company, and (iii) through its subsidiary, Faith Winner (Jixian) Agriculture Development Company or WFOE, the Company will indirectly control the business of Yanglin.

On October 3, 2007, the Company also entered into and consummated a private placement of its Series A Convertible Preferred Stock and attached warrants with certain investors in consideration of gross proceeds of $21.5 million (the “Private Placement”).

The total issued and outstanding shares of common stock of the Company immediately after the Share Exchange and Private Placement is 20,000,000 shares of common stock. As a result of the Share Exchange, Winner State (BVI), Miao Yang, Ying Zhang and Fang Chen became shareholders of 18,500,000 shares of the Company’s $0.001 par value common stock and majority shareholders of the Company.

AS A RESULT OF THE SHARE EXCHANGE, THERE WAS A CHANGE IN CONTROL IN THE COMPANY.

In connection with the Share Exchange, Mr. Glenn A. Little, the Company’s previous sole director (i) elected Mr. Shulin Liu, Mr. Yang Miao and Mr. Zongtai Guo as directors of the Company, (ii) resigned as the Company’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer immediately (iii) appointed Mr. Shulin Liu as the Company’s new Chief Executive Officer and Mr. Shaocheng Xu as the Company’s new Chief Financial Officer with immediate effect and (iv) resigned as director of the Company with effect the tenth (10th) day after filing of this Schedule 14f-1 with the Securities and Exchange Commission and the mailing and dissemination of it to the Company’s shareholders. The appointment of Mr. Shulin Liu as director was with immediate effect whereas Mr Yang Miao and Mr. Zongtai Guo’s appointment as the Company’s directors will only be effective the tenth (10th) day after filing of this Schedule 14f-1 with the Securities and Exchange Commission and the mailing and dissemination of it to the Company’s shareholders. As a result of the foregoing, Mr. Shulin Liu, Mr. Yang Miao and Mr. Zongtai Guo will eventually replace Mr. Glenn A. Little as the Company’s sole director.

UPON THE FILING AND DISSEMINATION OF THIS SCHEDULE 14 F-1 AND THE RESIGNATION OF GLENN A. LITTLE AS A DIRECTOR BECOMING EFFECTIVE AND THE APPOINTMENT OF YANG MIAO AND ZONGTAI GUO AS THE COMPANY’S NEW DIRECTORS, THERE WILL BE A CHANGE IN CONTROL OF THE BOARD OF DIRECTORS OF THE COMPANY.

No action is required by the shareholders of the Company in connection with the election or appointment of the new directors. However, Section 14(f) of the Securities Act of 1934, as amended, requires the mailing to the Company’s shareholders of this Information Statement on Schedule 14f -1 not less than ten (10) days prior to the change in a majority of the Company’s directors if said change occurs without a meeting of the Company’s shareholders.

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS THEREOF

As of the date of this Information Statement, the authorized capital stock of the Company consists of 10,000,000,000 shares of common stock, par value $0.001 per share, of which not more than 18,987,500 shares are issued and outstanding, and 50,000,000 shares of preferred stock, par value $0.001 per share, of which 10,000,000 Series A Convertible Preferred Stock are issued and outstanding. Each share of common stock is entitled to one vote with respect to all matters to be acted on by the stockholders.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the current directors and officers of the Company.

Name	Position/Title	Age
Shulin Liu	Director and Chief Executive Officer	44
Shaocheng Xu	Chief Financial Officer	33
Glenn A. Little	Director	54

Directors of the Company serve one-year terms or until their successors are elected. The following sets forth biographical information regarding the Company’s directors and executive officers.

Shulin Liu, is Yanglin’s founder, Chairman & Chief Executive Officer. Mr. Liu is involved in Yanglin’s overall management and is responsible for establishing strategic directions. Prior to establishing Yanglin, between 1980 and 1983, Mr. Liu worked as a government officer in Shuangyashan Jixian County, Fuli Town. Subsequently, Mr. Liu assumed the positions of supervisor at the Shuangyashan Jixian County Land Authority, supervisor of the Minerals Resources Management Station, and manager of Labor Service Company of Land Bureau of Jixian County from 1983-1992. Between 1992 and 1996, Mr. Liu was appointed General Manger of Jixian Construction Material Food and Oil Trading Company. From 1996-2000, he was manager of Jinxian County Longfu Food & Oil Trade Co. Ltd., Xiwang Feed Company, Jixian County Tianlin Food & Oil Co. Ltd in Jixian County. In 2001, he jointly established Jixian County Golden Land Oil Company Limited with Ms. Huanqin Ding and Mr. Shulin Liu has been the Chief Executive Officer, Chairman and a director of Yanglin since. Mr. Liu holds a Master degree in Enterprise Management from Heilongjiang University.

Shaocheng Xu, was appointed as its Chief Financial Officer in March 2007. Previously, he worked as the Internal Control Supervisor at Citigroup Asia Pacific Operations Center from July 2005 to August 2006. From September 2001 to August 2004, he was the corporate management coordinator for United Automotive Electronics Systems Co., Ltd. Mr. Xu received his Bachelor of Arts in English from Foreign Affairs College of China in 1997. He is currently studying for a Master of Accounting with the Shanghai University of Finance and Economics. Mr. Xu is also soon to be qualified as a Professional Accountant with the Association of Chartered Certified Accountants (ACCA) of the United Kingdom.

Glenn A. Little, is a graduate of The University of Florida, Gainesville (Bachelor of Science in Business Administration) and the American Graduate School of International Management (Master of Business Administration International Management) and has been the principal of Little and Company Investment Securities (LITCO), a Securities Broker/Dealer with offices in Midland, Texas since 1979. Before founding LITCO, Mr. Little was a stockbroker with Howard, Weil, Labouisse Friedrich in their New Orleans, Louisiana and Midland, Texas offices and also worked for First National Bank of Commerce in New Orleans, Louisiana. Mr. Little was appointed an Adjudicatory Official for the State Bar of Texas and served in that capacity from 1997 through 2003.

Set forth below are the proposed directors to be elected pursuant to the terms of the Share Exchange Agreement:

Name	Position/Title	Age
Yang Miao	Director	36
Zongtai Guo	Director	50

The following sets forth biographical information regarding the Company’s proposed director and officers:

Yang Miao, joined Yanglin the Vice President and Secretary to the Board of Directors. Previously, he served as the managing director of Redwood Capital Inc. from September 2005 to July 2006, and the managing director of Yuehai Zhongcheng Mechanical and Electrical Equipment Company.  He worked for China National Overseas Engineering Corporation as expatriate an project manager from August 1995 to June 2002.

Zongtai Guo, joined Yanglin as its Vice President and Chief Operating Officer in 2006. Mr. Guo is responsible sales, operations and assists Mr. Shulin Liu, Yanglin’s President and Chief Executive Officer, in the strategic planning and the development of Yanglin. Prior to joining Yanglin, Mr. Guo was the Vice President of Qingdao Haoke Family Products Company between 2004 and 2005. From 2001 to 2003, he was an Assistant Manager at Heilongjiang Sanjiang Food Company. He also worked in Shanghai Yikun Food Company as its General Manager from 1999 to 2000. From 1994 to 1998, Mr. Guo worked in various companies such as Hainan Longhua Company and China Xingnan Company and Heilongjiang Eight One Farm University as their Finance Manager. He graduated from Bayi Agriculture Development University of Heilongjiang Province, majoring degree in Enterprise Management and became a qualified accountant in the PRC in 1993.

FAMILY RELATIONSHIPS

There are no family relationships among any of the Company’s directors and officers or those proposed to be directors and officers.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding the beneficial ownership of the Company’s common stock, as of October 3, 2007 immediately after the Share Exchange and Private Placement, by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of the Company’s common stock and (ii) by the directors and executive officers of the Company. The person or the company named in the table has sole voting and investment power with respect to the shares beneficially owned.

Title of Class	Name and Address of Beneficial Owners (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class (2)
Common Stock	Winner State Investments Limited PO Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands (3)	18,200,000	91%
	Shulin Liu No. 99 Fanrong Street, Jixian Town, Heilongjiang, People’s Republic of China (3)	9,100,000	45.5%
	Glenn A. Little 211 West Wall Street, Midland, Texas 79701-4556	399,000	2.0%
	Shaocheng Xu No. 99 Fanrong Street, Jixian Town, Heilongjiang, People’s Republic of China	--	--
	Yang Miao Room 1905, Block A, No. 2, Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China	100,000	0.5%
	Zongtai Guo No. 99 Fanrong Street, Jixian Town, Heilongjiang, People’s Republic of China	--	--
	All officers and directors as a group (3 persons)	9,599,000	48%

(1) Pursuant to Rule 13d-3 under the Exchange Act, a person has beneficial ownership of any securities as to which such person, directly or indirectly, through any contract, arrangement, undertaking, relationship or otherwise has or shares voting power and/or investment power or as to which such person has the right to acquire such voting and/or investment power within 60 days.

(2) Percentage of beneficial ownership as to any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person by the sum of the number of shares outstanding as of such date and the number of unissued shares as to which such person has the right to acquire voting and/or investment power within 60 days. The number of shares shown includes outstanding shares of Common Stock owned as of October 3, 2007 by the person indicated. Our total issued and outstanding common stock as of October 3, 2007 was 20,000,000 shares.

(3) Winner State (BVI) is jointly owned by Mr. Shuilin Liu and Ms. Huanqin Ding in equal shares. As such, Mr. Liu is attributed a pro-rated portion of the shares of common stock held by Winner State (BVI).

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

No person who, during the year ended December 31, 2006, was a director, officer or beneficial owner of more than ten percent of the Company’s common stock (which is the only class of securities of the Company registered under Section 12 of the Securities Exchange Act of 1934 (the “Act”), (a “Reporting Person”) failed to file on a timely basis, reports required by Section 16 of the Act during the most recent fiscal year or prior years. The foregoing is based solely upon a review by the Company of Forms 3 and 4 and amendments thereto during such fiscal year as furnished to the Company under Rule 16a-3(e) under the Act, and Forms 5 and amendments thereto furnished to the Company with respect to such fiscal year, and any written representation received by the Company from any reporting person that no Form 5 is required.

COMPENSATION OF DIRECTORS AND OFFICERS

During the fiscal year ended December 31, 2006, the Company’s directors and executive officers served without compensation. The Company did not have health insurance, retirement, pension, profit sharing, stock options, or other similar programs for the benefit of our employees.

COMMITTEES OF THE COMPANY’S BOARD OF DIRECTORS

Because the Company’s board of directors currently consists of only two members, it does not have a standing nominating, compensation or audit committee. Rather, the Board of Directors performs the functions of these committees. Also, the Company does not have a financial expert on the board of directors as that term is defined by Item 407(d)(5)(ii) of Regulation S-K. We do not believe it is necessary for the board of directors to appoint such committees, because the volume of matters that come before the board of directors for consideration is sufficiently small so as to permit our directors to give sufficient time and attention to such matters. Additionally, because the Company’s common stock is not listed for trading or quotation on a national securities exchange, we are not required to have such committees. Because our directors, Mr. Shulin Liu and Mr. Glenn A. Little, are also the Company executive officers and shareholders of the Company, they are not independent.

 In considering candidates for membership on the Board of Directors, the Board of Directors will take into consideration the needs of the Board of Directors and the candidate’s qualifications. The Board will request such information as:

•	The name and address of the proposed candidate;
•	The proposed candidate’s resume or a listing of his or her qualification to be director of the Company;

•	A description of any relationship that could affect such person qualifying as an independent director, including identifying all other public company board and committee memberships;
•	A confirmation of such person’s willingness to act as director if selected by the Board of Directors; and
•	Any information about the proposed candidate that would, under the federal proxy rules, be required to be included in the Company’s proxy statement if such person were a nominee.

Once a person has been identified by the Board of Directors as a potential candidate, the Board of Directors may collect and review publicly available information regarding the person to assess whether the person should be considered further. Generally, if the person expresses a willingness to be considered and to serve on the Board of Directors and the Board of Directors believes that the candidate has the potential to be a good candidate, the Board of Directors would seek to gather information from or about the candidate, including through one or more interviews as appropriate and review his or her accomplishments and qualifications generally, including in light of any other candidates that the Board of Directors may be considering. The Board of Directors’ evaluation process does not vary based on whether the candidate is recommended by a shareholder.

The Board of Directors will, from time to time, seek to identify potential candidates for director nominees and will consider potential candidates proposed by the Board of Directors and by management of the Company.

STOCKHOLDER COMMUNICATION WITH THE BOARD OF DIRECTORS

Stockholders may send communications to our Board of Directors by writing to: Victory Divide Mining Company, 211 West Wall Street, Midland, Texas 79701-4556, Attn: Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of the Company’s securities, and except as set forth in the following paragraphs, none of the directors, executive officers, proposed directors, holders of more than five percent of the Company’s outstanding Common Shares, or any member of the immediate family of such person, have, to the knowledge of the Company, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect the Company.

In February 2006, Glenn A. Little, the Company’s President, Chief Executive Officer and Chief Financial Officer, Chairman, Secretary and Treasurer loaned the Company $20,000. Mr. Little was concurrently elected the Company’s President, Chief Executive Officer, Chief Operating Officer, Chairman of the Board of Directors, and Secretary and Treasurer.

On June 30, 2006, the Company converted the outstanding note in the amount of $20,000 payable to Mr. Little, into 20,000,000 shares of restricted common stock. That conversion made Mr. Little the Company’s majority stockholder then.

On September 28, 2007, the Company entered into a consulting agreement (“Consulting Agreement”) with Mr. Glenn A. Little. Pursuant to the Consulting Agreement, the services to be performed by Mr. Little includes providing advice, information and true and correct copies of documents regarding our historical records and operations to our auditors, attorneys, officers and directors, and signing such documents, as they may reasonably request and providing information to the extent the requested information is reasonably available to Mr. Little. In consideration thereof, Mr. Little will be paid the sum of $550,000; provided, however, that as a condition to the making of the foregoing payment, he shall have: (i) delivered a resignation from all officer positions effective upon delivery, (ii) delivered a resignation as director which shall be effective on the tenth (10th) day after the Company has mail a Schedule 14f-1 to its shareholders of record; and (iii) appointed Mr. Shulin Liu as the Company’s director and Chief Executive Officer and Mr. Shaocheng Xu as its Chief Financial Officer.

On October 3, 2007, the Company entered into and consummated the Share Exchange Agreement with Winner State (BVI) and Yang Miao, Ying Zhang and Fang Chen, the shareholders of Faith Winner (BVI). Pursuant to the Share Exchange Agreement, the Company received all the issued and outstanding shares of Faith Winner (BVI) from Winner State (BVI), Miao Yang, Ying Zhang and Fang Chen in exchange for 18,500,000 shares of the Company’s newly issued $0.001 par value common stock.

Mr. Yang Miao received 100,000 shares of our common stock in the Share Exchange. Winner State (BVI) received 18,200,000 shares of our common stock in the Share Exchange. Mr. Shulin Liu jointly owns Winner State (BVI) in equal shares with Ms. Huanqin Ding.

No executive officer, present director, proposed director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to the Company at any time since the beginning of the Company’s last fiscal year.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, nominee, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of any class of voting securities of the Company, or any associate of any such director, nominee, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 100 F Street Street, N.E., Washington, D.C. 20549 and are available on the SEC’s website at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

VICTORY DIVIDE MINING COMPANY

October 3, 2007	By:	/s/ Shulin Liu
Shulin Liu
Chief Executive Officer and Director